July 17, 2006
Via EDGAR and Facsimile
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Kate Tillan Eric Atallah

Re:	Exide Technologies Form 10-K for the fiscal year ended March 31, 2005 Forms 10-Q for the quarterly periods ended June 30, September 30 and December 31, 2005 File No. 1-11263
Ladies and Gentlemen:
     On behalf of Exide Technologies, a Delaware corporation (the “Company”), please find the response of the Company to the follow up comment letter, dated April 24, 2006, received by Gordon A. Ulsh from the Staff of the Securities and Exchange Commission (the “Commission”). The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses.
1.	Please refer to prior comment 4. On pages F-16 and F-45 you state that the accrual for warranty and returns is estimated “based upon historical trends and claims experience, and include assessment of the anticipated lag between the date of sale and claim/return date.” On page F-45, you state that you provide “customers with various warranty and return privileges in each of [your] segments.” In the table on page F-46 you show a rollforward of the warranty liability account. Please respond to the following comments:

Please reconcile your response with the disclosures noted above. Your response states that you primarily provide a sales discount to your customers in lieu of providing a warranty. We note that the table reflects warranty provisions of $37,445,000 in the successor period.

For those customers where you provide a warranty, your accounting and disclosures for the warranty, including the classification of the related costs, should be reflected in accordance with SFAS 5 and FIN 45. The accounting for sales returns should comply with SFAS 48. You should separately present rollforwards of each reserve. The classification should be based upon the terms of the underlying transactions and whether or not you are replacing damaged goods for a customer or accepting a return of a prior sale.

Please provide us with a separate discussion and quantification of each of your various warranty and return programs and how you account for each under U.S. GAAP.

Response:
For a majority of the Company’s sales, an up-front “warranty discount” is provided. For other customers of the transportation segments, the Company does continue to offer a variety of warranty/sales return options. This includes annual or semi-annual rotation programs to ensure batteries stocked by customers are properly charged (batteries have a finite shelf life). Generally speaking these warranty/sales return options, including rotations, are limited to an agreed percentage of annual purchases on a customer by customer basis. It is for these programs that the Company bases its estimate upon historical trends and claims history.

For the Company’s Industrial Energy segments, the Company generally provided limited, long-life warranties which provide pro-rata credit to customers should batteries fail during the extended warranty period. Amounts credited to customers under these programs are generally in the form of a credit against a new battery sale.

Based upon its manufacturing re-work process, the Company believes that the majority of its product returns are not the result of product defects. Therefore, the Company believes it has an insignificant amount of true warranty costs and accounting for these programs as sales allowances under SFAS 48 is appropriate.

The Company has included what it believes to be enhanced language and disclosure around this area in the most recently filed Form 10-K for the fiscal year ended March 31, 2006. If the Staff believes that it would be helpful, the Company could revise this disclosure in future filings including the Company’s rollforward to read Sales Returns and Allowances as well as disclose that product defects are not significant to the Company’s financial statements.

2.	Please refer to prior comment 10. Please tell us and disclose in future filings how you applied the two-step process of SFAS 142 in determining the implied fair value of your goodwill for each reporting unit. Your response only refers to the fair value of the company as a whole based upon your market capitalization. Please reconcile your disclosure on page F-28 stating that you utilized an updated five-year business plan as the basis for your discounted cash flows and an estimate of fair values. Please also discuss your consideration of paragraphs 23-25 and footnote 16 of SFAS 142. We note that you have four business segments. Please tell us about your reporting units under SFAS 142 and how you tested goodwill for impairment at the reporting unit level in accordance with paragraph 18 of SFAS 142. Please also tell us and disclose in future filings the changes in the carrying amount of goodwill during the period for each reportable segment and any significant changes in the allocation of goodwill by reportable segment. See paragraph 45(c) of SFAS 142.

Response:
In the Company’s third fiscal quarter ended December 31, 2004, as part of the annual goodwill impairment assessment, the Company determined based on its market capitalization — which was allocated to the Company’s reporting units — that the Company’s net assets for each reporting unit exceeded the fair value of each reporting unit. Under paragraph 21 of SFAS 142, the Company viewed market capitalization as the best indicator of fair value for each reporting unit for the following reasons: given it is the value placed on the Company as a whole by third party shareholders; the value of the Company’s common shares had decreased from the date of emergence from bankruptcy and had failed to recover for over six months; and the Company continued to fail to meet its business plan and forecasts. The Company utilized its revised 5 year plan and cash flow analysis to allocate total Company market capitalization to the reporting units in which goodwill resided as it was believed this was the most appropriate way to allocate the market capitalization. As a result, it was determined that the goodwill in each of the company’s reporting units was fully impaired and; accordingly, an impairment charge was recorded. It should also be noted that the Company disclosed the risk of potential impairment of goodwill in its Form 10-Q’s for the quarters ended June 30 and September 30 of fiscal 2005 if there was an erosion of future business results in any of the Company’s business units and/or the market value of the Company’s securities did not recover it could create impairment in goodwill or other long-lived assets and require a significant write down in future periods.

In testing goodwill for impairment, the Company referred to paragraph 18 of SFAS 142 for its four reporting units. Under paragraphs 30-35 of SFAS 142, the Company identified its reporting units at the lowest level for which discrete financial information was available and segment management regularly reviewed the operating results of that component. For the Company, the reporting unit level is the same as its operating segments as defined in paragraphs 10-15 under SFAS 131.

Under paragraphs 23 -25 and footnote 16 of SFAS 142, the Company viewed the Company’s market capitalization as the most appropriate method to use to assess fair value. Consistent with the Company’s industry, sales of similar businesses are frequently valued using market capitalization. Although, the Company’s individual reporting units do not have separately quoted equity securities to assess fair value, the Company believed that the Company’s market capitalization is an appropriate method to determine fair value. The Company did consider paragraph 23 under SFAS 142 and does not believe that the fair value of the reporting units, if individually valued, would be significantly greater than the Company’s market capitalization. Based on the Company’s past experiences where the Company had potential suitors trying to acquire individual operating segments of the Company’s businesses, there was no significant control premium being offered for any one individual operating segment. Therefore, the Company concluded there would not be a significant difference in the fair value as determined by market capitalization as compared to the aggregate value of the individual reporting units.

As required by paragraph 45(c), in the Form 10-K for the year ended March 31, 2005 the Company reflected the goodwill impairment by segment under footnote 27 “Segment Information” to the Consolidated Financial Statements shown in reference (b) reflected under the segment financial tables.

The Company will reflect in future filings beginning with Form 10-Q for the fiscal quarter ended June 30, 2006 additional disclosure discussing how the Company applied the two-step process of SFAS 142 in determining the implied fair value of goodwill for each reporting unit.

3.	Please refer to prior comment 11. Your response does not appear to address our prior comment with respect to the intangible asset or your customer relationships of $101,938 which represents approximately half of your intangible assets. Please tell us how you initially valued this asset at the date of Fresh Start reporting and subsequent tests for recoverability supporting your conclusion that there was no impairment of this asset as of March 31, 2005. Please address your consideration of paragraph 29 of SFAS 142 and paragraphs A20 and A21 of SFAS 141.

Response:
Under paragraphs A18, A20 and A 21 of SFAS 141, the Company meets the criteria to recognize intangible assets for its customer relationships apart from goodwill. As indicated in paragraph A20 under SFAS 141, the Company generally establishes relationships with it customers through customer contracts and therefore meets the separability criterion. The intangible asset relating to customer relationships was established at Fresh Start utilizing the Residual Income Method, by segment and major channels within the segments. The Company utilized the services of an outside valuation service to assist in the calculations, although management was ultimately responsible.

The Company applied guidance of paragraph 8 of SFAS 144 to these amortizable intangibles each reporting period. These assets have been included with other long-lived depreciable/amortizable assets in assessing whether events or circumstances indicate that the carrying amount may not be recoverable and requiring the Company to complete a recoverability test. This test was based on the undiscounted future cash flow of its reportable segments, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. At December 31, 2004 with indicators of impairment present and as required under paragraph 29 of SFAS 142, prior to testing goodwill for impairment the Company first tested its long-lived assets for recoverability and determined that the carrying amount of its long-lived assets did not exceed its fair value and therefore no impairment was required.

4.	Please refer to prior comment 13. We note from your disclosures that the conversion rate on your Floating Rate Convertible Senior Subordinated Notes is 57.5705 shares per $1 principal amount, while your disclosure on Form S-3 filed September 14, 2005 indicates that the conversion rate on the notes is 57.5705 per $1,000 principal amount of notes. Please reconcile. Please also tell us and disclose in future filings the terms related to the redemption of the notes in the event of a change in control. Tell us about your evaluation of whether or not this term is an embedded derivative under SFAS 133 that should be separately stated at fair value.

Response:
In the Company’s Form 10-K for the year ended March 31, 2005, the Company indicates that all amounts in the notes are “in thousands, except per-share and headcount data.” In this context, the conversion rate of 57.5705 shares per $1 principal amount was intended to represent 57.5705 shares per $1,000 principal amount. Beginning with the Form 10-K for the fiscal year ended March 31, 2006, the Company believes it presented a clearer presentation of this.

Under a change in control, holders of the Floating Rate Convertible Subordinated Notes have the right to require the Company to purchase the notes for an amount equal to their principal amount plus accrued and unpaid interest and, if applicable, any accrued and unpaid amounts due for failure to register the notes. Alternatively, if the holders elect to convert their notes in connection with a change in control in cases where 10% or more of the fair market value of the consideration received for the shares or the Company’s common stock consists of cash or non-traded securities, the conversion rate increases, depending on the value offered and timing of the transaction, to as much as 70.2247 shares per $1,000 principal amount of notes. In future filings, beginning with the Form 10-Q for the fiscal quarter ended June 30, 2006, the Company will include a description of the terms related to the redemption of the notes in the event of a change in control.

Regarding the terms related to the redemption of the notes in the event of a change in control, the Company also considered SFAS 133 and EITF 00-19. Paragraphs 11(a) and 12(c) of SFAS 133 specify that if the embedded conversion option is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it were a freestanding derivative, the conversion option would be excluded from the scope of SFAS 133 and thus, should not be separated from the debt host and accounted for separately. The conversion feature under a change in control falls under this exception. Firstly, the conversion option is indexed to the Company’s stock. Secondly, the conversion feature meets the criteria within paragraphs 12 through 32 of EITF 00-19 where the contract does not have any provisions that would require net-cash settlement and preclude equity classification. Therefore, it would be classified in stockholders’ equity if it were a freestanding derivative. Thus, the debt conversion feature is not an embedded derivative that would be needed to be separated from the debt host and accounted for separately.
* * * * *
The Company hopes that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (678)566-9641.
Sincerely,
/s/ Phillip A. Damaska
Phillip A. Damaska
Senior Vice President and
Corporate Controller

cc:	Carter W. Emerson, P.C. Kirkland & Ellis, LLP